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MAR 02 2020

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UNITED STATES
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26775

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Economy Securities, Incorprated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Mortensen Lane
(No. and Street)

Evansville	Indiana	47715
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry Weinzapfel — 812 474-1016
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas Faust, CPA, LLC d/b/a Thomas Faust, CPA
(Name – *if individual, state last, first, middle name*)

174 Coldbrook Ct.	Lafayette	Indiana	47909
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Larry Weinzapfel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Economy Securities, Incorprated, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KRISTIN S MCCOMBS
Notary Public - Seal
Vanderburgh County - State of Indiana
Commission Number NP0628947
My Commission Expires Aug 24, 2027

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ECONOMY SECURITIES, INCORPORATED

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2019

CONTENTS

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Economy Securities, Incorporated

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Economy Securities, Incorporated, as of December 31, 2019, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of Economy Securities, Incorporated as of December 31, 2019 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Economy Securities, Incorporated's management. My responsibility is to express an opinion on Economy Securities, Incorporated's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Economy Securities, Incorporated, in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Schedule III, Information For Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Economy Securities, Incorporated's financial statements. The supplemental information is the responsibility of Economy Securities, Incorporated's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Schedule III, Information For Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Thomas Faust, CPA, LLC

d/b/a/ Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
February 28, 2020

ECONOMY SECURITIES, INCORPORATED

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash	$ 111,064
Deposit with clearing organization	20,248
Receivable from broker-dealers and clearing organization	435
Other assets	3,510
Total Assets	$ 135,257

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable	$ 38,554
STOCKHOLDER'S EQUITY	
Common stock	70,000
Paid-in capital	35,000
Retained earnings (deficit)	(8,297)
Total stockholder's equity	96,703
Total Liabilities and Stockholder's Equity	$ 135,257

See Notes to Financial Statements

ECONOMY SECURITIES, INCORPORATED

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2019

	Amount	Percent of total revenues
REVENUES		
Other securities commissions	$ 18,423	23.5
Sale of Investment company shares	48,774	62.3
Other Revenue	10,233	13.1
Interest income	870	1.1
Total revenues	78,300	100.0
EXPENSES		
Commission expenses	38,486	49.2
Other expenses	6,991	8.9
Clearance and regulatory fees	9,839	12.6
Communications and data processing	2,247	2.9
Total expenses	57,563	73.6
Net Income	$ 20,737	26.4

See Notes to Financial Statements

ECONOMY SECURITIES, INCORPORATED

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2019

	Common Stock		Paid-in	Retained Earnings	
	Shares	Amount	Capital	(Deficit)	Total
Balances, December 31, 2018	700	$ 70,000	$ 35,000	$ 966	$ 105,966
Net Income	-	-	-	20,737	20,737
Distributions	-	-	-	(30,000)	(30,000)
Balances, December 31, 2019	700	$ 70,000	$ 35,000	$ (8,297)	$ 96,703

See Notes to Financial Statements

ECONOMY SECURITIES, INCORPORATED

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from clearing organization and others	$	105,956
Interest received		870
Cash paid to suppliers and employees		(17,155)
Net cash provided by operating activities		89,671
CASH FLOWS FROM INVESTING ACTIVITIES		
Deposit with clearing organization		(143)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions		(30,000)
Net Increase in Cash		59,528
Beginning Cash		51,536
Ending Cash	$	111,064

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
Net Income	$	20,737
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in receivable from broker-dealers and clearing organization		28,526
Decrease in other assets		1,922
Increase in accounts payable		38,486
Net cash provided by operating activities	$	89,671

See Notes to Financial Statements

ECONOMY SECURITIES, INCORPORATED
Notes to Financial Statements
December 31, 2019

NOTE 1
NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of operations:

Economy Securities, Incorporated (the Company) operates as a fully-disclosed introducing broker in trading and investment securities. The Company's customer base is primarily individual investors located in Indiana, Illinois and Kentucky. The Company is a wholly owned subsidiary of Economy Acquisition Corp.

A summary of the Company's significant accounting policies follows:

Use of estimates:

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Cash:

For purposes of the statement of cash flows, the Company considers all cash on hand, bank checking accounts, and money market accounts to be cash.

Allowance for doubtful accounts:

The receivable from broker-dealers and clearing organization consists of fees and commissions due from broker-dealers and Hilltop Securities, Inc. (Clearing Organization) and is considered fully collectible by management. Therefore, no allowance for doubtful accounts has been provided.

NOTE 1 (Continued)
NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition:

Commissions are recorded on a settlement-date basis. There were no significant transactions at December 31, 2019 that would require reconciliation with trade-date basis accounting.

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606 to which supersedes nearly all existing revenue recognition guidance under generally accepted accounting principles. The Firm's revenue recognition policy conforms with the pronouncement by recognizing revenue in accordance with the five components of the pronouncement.

- Identify the contract with the customer
- Identify the performance obligation
- Determine the transaction price
- Allocate the transaction price to the performance obligation
- Recognize the revenue when the performance obligation is met

Income taxes:

The Company is a qualified subchapter S subsidiary and is not treated as a separate corporation for income tax purposes. The Company's assets, liabilities and income are treated as assets, liabilities, and income of its parent company, which has elected to be classified as an S corporation for income tax purposes. Therefore, no provision or liability of income taxes has been recorded in the accompanying financial statements.

The Company is subject to potential examination by U.S. Federal and state taxing authorities. However, the Company is not currently under audit nor has the Company been contacted by any of these jurisdictions. Management believes the Company is no longer subject to tax examinations for years prior to 2016. The Company has evaluated its tax positions for all open tax years and management believes all tax positions taken would be upheld under an examination. Therefore, no provision for the effects of uncertain tax positions has been recorded for the year ended December 31, 2019. If assessed, the Company classifies any interest and penalties recognized with a tax position as other expenses in the statement of income.

Subsequent events:

The Firm has evaluated subsequent events through the date which the report of the independent registered accounting firm on the financial statements which is the date they were available to be issued. Management has concluded that no subsequent events have occurred that would require recognition or disclosure in the financial statements.

NOTE 2
CASH DEPOSIT WITH CLEARING ORGANIZATION

The Company had an interest-bearing deposit of $20,248 with the Clearing Organization at December 31, 2019.

NOTE 3
COMMON STOCK

The authorized capital of the Company consisted of 10,000 shares of no par value common stock and 700 shares were issued and outstanding at a stated value of $100 per share at December 31, 2019.

NOTE 4
RELATED PARTY TRANSACTIONS

The Company pays commissions to Weinzapfel Wealth Advisors, Inc., a related entity under common control. Commissions paid totaled $38,486 for the year ended December 31, 2019, and $38,486 was due to Weinzapfel Wealth Advisors, Inc. at December 31, 2019.

NOTE 5
NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (Commission) uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $92,758, which was $87,758 in excess of its required net capital of $5,000 at December 31, 2019. In addition, the Company's net capital ratio was 0.43 to 1 at December 31, 2019.

NOTE 6
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the year ended December 31, 2019 the Company did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statement has been prepared.

SUPPLEMENTARY INFORMATION

ECONOMY SECURITIES, INCORPORATED

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

NET CAPITAL	
Stockholder's equity qualified for net capital	$ 96,703
Total nonallowable assets:	
FINRA CRD Deposit	(50)
Non-allowable receivables	(435)
Prepaid expenses	(3,460)
Total nonallowable assets	(3,945)
Net capital	$ 92,758
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Accounts payable	$ 38,554
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 2,570
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 87,758
Excess net capital at 1000%	$ 88,902
Ratio of aggregate indebtedness to net capital	0.43 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)(4)	
Net capital as reported in Company's Part II (unaudited) FOCUS Report	$ 92,758
Net capital per above computation	$ 92,758

There are no material differences between the above computation and the computation included in the unaudited FOCUS Report, Part IIA Form X-17a-5 at December 31, 2019.

ECONOMY SECURITIES, INCORPORATED

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2019

Broker-dealer is exempt from Rule 15c3-3 under the provisions of 15c3-3 (k)(2)(i) and (k)(2)(ii).

SCHEDULE III - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PERSUANT TO RULE 15c3-3 DECEMBER 31, 2019

Broker-dealer is exempt from Rule 15c3-3 under the provisions of 15c3-3 (k)(2)(i) and (k)(2)(ii).

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-427-4534 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Economy Securities, Incorporated

I have reviewed management's statements, included in the accompanying Exemption report of Broker and Dealers, in which (1) Economy Securities, Incorporated, identified the following provisions 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. §2 4 0.15c3-3: (k)(2)(i) and (k)(2)(ii), and (2) Economy Securities, Incorporated stated that Economy Securities, Incorporated met the identified exemption provisions mentioned throughout the past fiscal year ended December 31, 2019 without exception. Economy Securities, Incorporated's management is responsible for compliance with the exception provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Thomas Faust, CPA
Lafayette, Indiana
February 28, 2020

Economy Securities, Incorporated *Serving Investors since 1981*
D/B/A Weinzapfel Wealth Management Group *812-474-1016*
1301 Mortensen Lane
Evansville, Indiana 47715
Member FINRA, SIPC

EXEMPTION REPORT
FOR THE YEAR ENDED DECEMBER 31, 2019

Exemption Statement with regard to rule 15c3-3
Economy Securities, Incorporated (ECON) (CRD 10228, SEC file 8-26775) is a $5,000 minimum net capital non-carrying, non-clearing broker/dealer and is exempt from reserve requirements, with exemptions, according to rule 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii).

Exemption Report under rule 15c3-3(k)
ECON has met the exemption provisions above mentioned throughout the past fiscal year ended December 31, 2019.

To the best of my knowledge and belief, the above statements are true without exception.

Economy Securities, Incorporated

Larry G. Weinzapfel, President
February 18, 2020

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, Indiana 47909
765-237-9185 thomasfaustcpa2@gmail.com

Board of Directors
Economy Securities, Inc.

In connection with my audit of the financial statements and supplemental information of Economy Securities, Inc.(the "Firm") for the year ended December 31, 2019, I will issue my report thereon dated February 28, 2020. Professional standards require that I provide you with the following information related to my audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of engagement letter, I will advise management about the appropriateness of accounting policies and their application. The Firm's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted, and the application of existing accounting policies was not changed the year ended December 31, 2019. I noted no transactions entered into by the Firm during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Firm's financial condition and results, and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by the Firm during the year ended December 31, 2019 in its financial statements are described in Note 1 to the financial statements and relate to the policies the Firm uses to account for accounting policies and procedures.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. The Firm's critical accounting estimate(s) are described in the notes to the financial statements

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Firm or that otherwise appear to be unusual due to their timing, size or nature. I noted no significant unusual transactions during my audit.

Related-Party Relationships and Transactions

As part of my audit, I evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. I noted no related parties or related-party relationships or transactions that were previously undisclosed to me; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

Quality of the Firm's Financial Reporting
Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. My responsibility under professional standards is to evaluate the qualitative aspects of the Firm's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of my evaluation and my conclusions to you. I have determined that the Firm has established and maintains proper policies and procedures to produce quality financial reports and financial reporting.

Uncorrected and Corrected Misstatements
Professional standards require me to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. I found none during my audit procedures. If I did identify such misstatements, I would have presented a schedule that summarizes the uncorrected misstatements to management and any corrected misstatements, other than those that would be clearly trivial, that, in my judgment, may not have been detected except through my auditing procedures. In my judgment, I identified no misstatements that should have been corrected, either individually or in the aggregate, that would indicate matters that could have a significant effect on the Firm's financial reporting process.

Auditor's Report
In connection with the audit of the financial statements, I have provided you a draft of my auditor's report.

Exceptions to Exemption Provisions
In connection with my review of the Firm's Exemption Report, I did not identify any exceptions to the exemption provisions that would cause the Firm's assertions not to be fairly stated, in all material respects.

Disagreements with Management
For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to my satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. I am pleased to report that no disagreements with management arose during the course of my audit.

Difficulties Encountered in Performing the Audit
I encountered no significant difficulties in dealing with management in performing and completing my audit.

Supplemental Information
Based on the regulatory requirements of SEC Rule 17a-5, the Firm presents in the audit report various supplemental information, that accompanies the financial statements. I subjected that supplemental information to audit procedures in accordance with PCAOB Auditing Standard No. 17, *Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on my audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

This information is intended solely for the use of the Audit Committee, Board of Directors, and management of the Firm and is not intended to be, and should not be, used by anyone other than these specified parties.

Thomas Faust, CPA
Lafayette, Indiana
February 28, 2020